SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 SCHEDULE 13E-3 (Rule 13e-100) TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
(Amendment No. 4)
Kansas City Life Insurance Company
(Name of the Issuer and Name of Person Filing Statement)
Common Stock, $1.25 par value per share
(Title of Class of Securities) 484836 10 1
(CUSIP Number of Class of Securities) A. Craig Mason, Jr. Senior Vice President, General Counsel and Secretary Kansas City Life Insurance Company 3520 Broadway Kansas City, MO 64111
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
James W. Allen
Scott D. Claassen
Stinson Leonard Street LLP
1201 Walnut Street, Suite 2900
Kansas City, MO 64106
(816) 842-8600

This statement is filed in connection with (check the appropriate box):

a.	[X]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	[ ]	The filing of a registration statement under the Securities Act of 1933.

c.	[ ]	A tender offer.

d.	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [   ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [  ]

CALCULATION OF FILING FEE
Transaction Valuation (*)	Amount of Filing Fee (**)
$30,109,800	$6,021.96

(*)
Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 573,520 shares of common stock for $52.50 per share in cash in lieu of issuing fractional shares to holders of less than 250 shares of common stock immediately before the proposed reverse stock split.

(**)	The filing fee is calculated in accordance with Rule 0-11(b) by multiplying the Transaction Valuation of $30,109,800 by 0.0002.

[X]
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,063.25

Form or Registration No.: Schedule 13E-3 (File No. 005-17065)

Filing Party: Kansas City Life Insurance Company

Date Filed: August 4, 2015

* * *

Amount Previously Paid: $3,771.60

Form or Registration No.: Schedule 13E-3/A (File No. 005-17065)

Filing Party: Kansas City Life Insurance Company

Date Filed: October 21, 2015

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") of Kansas City Life Insurance Company, a Missouri corporation (the "Company"), is being filed by the Company on November 13, 2015, in connection with a proposed transaction to terminate the registration of the shares of its common stock, $1.25 par value per share (the "Common Stock" or "Stock"), under the Securities Exchange Act of 1934, as amended (the "Exchange Act").  At a special meeting of shareholders, the Company's shareholders of record will vote on:

(1)
a proposal to approve, subject to final action by the Company's Board of Directors, an amendment to the Company's Articles of Incorporation, whereby the Company will effect a 1-for-250 reverse stock split of its Common Stock and as a result of which each shareholder owning of record fewer than 250 shares of Stock before the reverse stock split will have such shares cancelled and converted into the right to receive a cash payment for each such share of Stock in lieu of receiving a fractional post-reverse stock split share of Stock; and

(2)
a proposal to approve, subject to shareholder approval of proposal 1 above and final action by the Company's Board of Directors, an amendment to the Company's Articles of Incorporation to take effect immediately following the reverse stock split, whereby the Company will effect a 250-for-1 forward stock split of each one issued and outstanding share of its Common Stock (and including each fractional share of Stock in excess of one share).

This Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "SEC') concurrently with the filing of the Company's proxy statement under cover of Schedule 14A (the "Proxy Statement") pursuant to Regulation 14A under the Exchange Act.  The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement.  Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SUMMARY TERM SHEET

●	QUESTIONS AND ANSWERS ABOUT THE REVERSE/FORWARD STOCK SPLIT AND THE SPECIAL MEETING

Item 2.	Subject Company Information

(a)
Name and Address.  The name of the subject company is Kansas City Life Insurance Company, a Missouri corporation.  The Company's principal executive offices are located at 3520 Broadway, Kansas City, Missouri 64111.  The Company's telephone number at that address is (816) 753-7000.  See also the information set forth in the Proxy Statement under the following caption, which is incorporated herein by reference:

●	INFORMATION ABOUT THE COMPANY — Name and Address

(b)
Securities.  The subject class of equity securities to which this Schedule 13E-3 relates is the Company's common stock, $1.25 par value per share, of which 10,593,353 shares were outstanding as of October 20, 2015.

See also the information set forth in the Proxy Statement under the following caption, which is incorporated herein by reference:

●	INFORMATION ABOUT THE COMPANY — Market Price of Common Stock; Dividends

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	INFORMATION ABOUT THE COMPANY — Market Price of Common Stock; Dividends

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	INFORMATION ABOUT THE COMPANY — Market Price of Common Stock; Dividends

(e)	Prior Public Offerings. Not applicable. See also the information set forth in the Proxy Statement under the following caption, which is incorporated herein by reference:

●	INFORMATION ABOUT THE COMPANY — Prior Public Offerings

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	INFORMATION ABOUT THE COMPANY — Stock Purchases

Item 3.	Identity and Background of Filing Person

(a)	Name and Address. The filing person, the Company, is also the subject company. The name, business address and business telephone number of the Company is provided in Item 2(a) above.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	INFORMATION ABOUT THE COMPANY — Name and Address

●	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT — Certain Information Concerning the Company, the Company's Directors and Executive Officers

(b)	Business and Background of Entities. Not applicable.

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT — Certain Information Concerning the Company, the Company's Directors and Executive Officers

Item 4.	Terms of the Transaction

(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — Purposes of and Reasons for the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Fairness of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Effects of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Material U.S. Federal Income Tax Consequences of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Sources of Funds and Expenses

●	SPECIAL FACTORS — Shareholder Approval

●	SPECIAL FACTORS — Effective Date

●	SPECIAL FACTORS — Termination of the Reverse/Forward Stock Split

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — Fairness of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Effects of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Material U.S. Federal Income Tax Consequences of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — No Appraisal or Dissenters' Rights

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	SPECIAL FACTORS — Fairness of the Reverse/Forward Stock Split — Procedural Fairness

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT — Transactions between the Company and Executive Officers and Directors of the Company

(b)	Significant Corporate Events. None.

(c)	Negotiations or Contacts. None.

(e)	Agreements Involving the Subject Company's Securities. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	INFORMATION ABOUT THE COMPANY — Stock Purchases

Item 6.	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	SPECIAL FACTORS — Effective Date

(c)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — Purposes of and Reasons for the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Background of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Fairness of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Effects of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Conduct of Our Business After the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Effective Date

Item 7.	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — Purposes of and Reasons for the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Background of the Reverse/Forward Stock Split

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — Background of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Alternatives Considered

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — Purposes of and Reasons for the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Background of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Fairness of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Alternatives Considered

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — Purposes and Reasons for the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Background of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Fairness of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Effects of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Conduct of Our Business After the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Material U.S. Federal Income Tax Consequences of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Effective Date

Item 8.	Fairness of the Transaction

(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — Background of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Fairness of the Reverse/Forward Stock Split

(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — Purposes of and Reasons for the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Background of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Fairness of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Alternatives Considered

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — Fairness of the Reverse/Forward Stock Split — Procedural Fairness

(d)	Unaffiliated Representatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — Fairness of the Reverse/Forward Stock Split — Procedural Fairness

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — Fairness of the Reverse/Forward Stock Split — Procedural Fairness

(f)	Other Offers. None.

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — Background of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Fairness of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Opinion of Duff & Phelps, LLC

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — Background of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Fairness of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Opinion of Duff & Phelps, LLC

(c)
Availability of Documents.  The following item is available for inspection and copying at the Company's principal executive offices located at 3520 Broadway, Kansas City, Missouri 64111 during the Company's regular business hours by any interested shareholder of the Company or representative who has been so designated in writing:

●	Fairness Analysis presentation of Duff & Phelps, LLC, dated June 24, 2015, presented to the Independent Valuation Committee of the Company's Board of Directors at its June 24, 2015 meeting

●	Fairness Analysis presentation of Duff & Phelps, LLC, dated July 24, 2015, presented to the Company's Board of Directors at its July 24, 2015 meeting

●
Fairness Analysis presentation of Duff & Phelps, LLC, dated October 30, 2015, distributed to the Company's Board of Directors and to the Independent Valuation Committee of the Company's Board of Directors

●	Fairness Opinion of Duff & Phelps, LLC dated July 27, 2015

●	Fairness Opinion of Duff & Phelps, LLC dated October 30, 2015

Item 10.	Source and Amounts of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	SPECIAL FACTORS — Source of Funds and Expenses

(b)	Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	SPECIAL FACTORS — Source of Funds and Expenses

(c)	Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	SPECIAL FACTORS — Source of Funds and Expenses

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	SPECIAL FACTORS — Source of Funds and Expenses

Item 11.	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	INFORMATION ABOUT THE COMPANY — Stock Purchases

Item 12.	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons

●	SPECIAL FACTORS — Shareholder Approval

(e)	Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	SPECIAL FACTORS — Shareholder Approval

Item 13.	Financial Statements

(a)
Financial Information.  The audited financial statements and unaudited interim financial statements are incorporated by reference in the Proxy Statement and are incorporated by reference in this Schedule 13E-3, in each case, from the Company's Annual Report on Form 10-K for the year ended December 31, 2014, as amended, and the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

In addition, the information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	FINANCIAL INFORMATION — Summary Historical Financial Information

(b)	Pro forma Information. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	FINANCIAL INFORMATION — Pro Forma Consolidated Financial Information

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendation. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	QUESTIONS AND ANSWERS ABOUT THE REVERSE/FORWARD STOCK SPLIT AND THE SPECIAL MEETING — Who pays the cost of soliciting votes at the Special Meeting?

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	QUESTIONS AND ANSWERS ABOUT THE REVERSE/FORWARD STOCK SPLIT AND THE SPECIAL MEETING — Who pays the cost of soliciting votes at the Special Meeting?

Item 15.	Additional Information

(b)	Other Material Information. The information contained in the Proxy Statement, including all annexes attached thereto, is incorporated herein by reference.

Item 16.	Exhibits

(a)
Notice of Special Meeting and Proxy Statement of the Company, including all annexes attached thereto, and the accompanying proxy card (incorporated herein by reference to Amendment No. 4 to the Company's Schedule 14A filed with the SEC on November 13, 2015).

(b)	Not applicable.

(c)(1)
Fairness Analysis presentation of Duff & Phelps, LLC, dated July 24, 2015, presented to the Company's Board of Directors at its July 24, 2015 meeting (previously filed with the SEC on August 4, 2015 as Exhibit (c)(1) to the Company's Schedule 13E-3).

(c)(2)
Fairness Opinion of Duff & Phelps, LLC dated July 27, 2015 (incorporated herein by reference to Annex B to the Company's preliminary proxy statement under cover of Amendment No. 3 to the Company's Schedule 14A filed with the SEC on October 20, 2015).

(c)(3)
Fairness Analysis presentation of Duff & Phelps, LLC, dated June 24, 2015, presented to the Independent Valuation Committee of the Company’s Board of Directors at its June 24, 2015 meeting (previously filed with the SEC on September 2, 2015 as Exhibit (c)(3) to Amendment No. 1 to the Company's Schedule 13E-3).

(c)(4)
Fairness Opinion of Duff & Phelps, LLC dated October 30, 2015 (incorporated herein by reference to Annex B to the Company's proxy statement under cover of Amendment No. 4 to the Company's Schedule 14A filed with the SEC on November 13, 2015).

(c)(5)
Fairness Analysis presentation of Duff & Phelps, LLC, dated October 30, 2015, distributed to the Company's Board of Directors and to the Independent Valuation Committee of the Company's Board of Directors.

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

*    *    *

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

KANSAS CITY LIFE INSURANCE COMPANY

Dated: November 13, 2015	By:	/s/ R. Philip Bixby
R. Philip Bixby
Title
President, CEO and Chairman of the Board

EXHIBIT INDEX

Exhibit No.	Description

(a)
Notice of Special Meeting and Proxy Statement of the Company, including all annexes attached thereto, and the accompanying proxy card (incorporated herein by reference to Amendment No. 4 to the Company's Schedule 14A filed with the SEC on November 13, 2015).

(b)	Not applicable.

(c)(1)
Fairness Analysis presentation of Duff & Phelps, LLC, dated July 24, 2015, presented to the Company's Board of Directors at its July 24, 2015 meeting (previously filed with the SEC on August 4, 2015 as Exhibit (c)(1) to the Company's Schedule 13E-3).

(c)(2)
Fairness Opinion of Duff & Phelps, LLC dated July 27, 2015 (incorporated herein by reference to Annex B to the Company's preliminary proxy statement under cover of Amendment No. 3 to the Company's Schedule 14A filed with the SEC on October 20, 2015).

(c)(3)
Fairness Analysis presentation of Duff & Phelps, LLC, dated June 24, 2015, presented to the Independent Valuation Committee of the Company’s Board of Directors at its June 24, 2015 meeting. (previously filed with the SEC on September 2, 2015 as Exhibit (c)(3) to the Company's Amendment No. 1 to Schedule 13E-3).

(c)(4)
Fairness Opinion of Duff & Phelps, LLC dated October 30, 2015 (incorporated herein by reference to Annex B to the Company's proxy statement under cover of Amendment No. 4 to the Company's Schedule 14A filed with the SEC on November 13, 2015).

(c)(5)
Fairness Analysis presentation of Duff & Phelps, LLC, dated October 30, 2015, distributed to the Company's Board of Directors and to the Independent Valuation Committee of the Company's Board of Directors.

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.